SO
3/22/04

Uf 3-17-04

04003920

[redacted]ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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...JDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 03 2004

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A. Schieber
Signature

Vice President
Title

Catherine R. Morris
Notary Public
MCE - 09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WADDELL & REED, INC.

(Parent Company Only)

Financial Statements and Supplemental Schedules and
Report on Internal Control

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc. (Parent Company Only):

We have audited the accompanying balance sheets of Waddell & Reed, Inc. (parent company only), a subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. (parent company only) as of December 31, 2003, and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company ceased amortization of goodwill and changed its method of determining impairment of goodwill as required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

KPMG LLP

Kansas City, Missouri
March 1, 2004

WADDELL & REED, INC.
(Parent Company Only)

Balance Sheets

December 31, 2003 and 2002

(In thousands)

Assets		**2003**	**2002**
Assets:			
Current assets:			
Cash and cash equivalents (note 1)	$	38,071	31,240
Investment securities, available-for-sale (note 2)		59,860	54,800
Receivables:			
Advisors Funds and Ivy Funds		1,793	1,395
Customers and other		17,303	13,567
Due from affiliates (note 6)		1,960	701
Deferred income taxes – current (note 9)		36	22
Income taxes receivable		3,073	20,349
Prepaid expenses and other current assets (note 1)		3,668	66,626
Total current assets		125,764	188,700
Property and equipment, net (notes 3 and 4)		11,111	12,728
Deferred sales commissions, net		12,315	13,940
Deferred compensation (note 12)		3,977	2,181
Goodwill (net of accumulated amortization of $8,272) (note 8)		8,242	8,242
Investment in subsidiaries (note 7)		98,076	44,298
Prepaid pension costs (note 10)		6,714	—
Other assets		794	2,347
Total assets	$	266,993	272,436
Liabilities and Stockholder's Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	36,955	28,233
Accrued sales force compensation		9,031	9,034
Accrued other compensation		380	376
Due to affiliates (note 6)		33	221
Other current liabilities		6,148	6,264
Total current liabilities		52,547	44,128
Long term liabilities		1,000	1,082
Deferred income taxes – noncurrent (note 9)		3,184	999
Accrued pensions and postretirement costs (note10)		1,353	4,672
Total liabilities		58,084	50,881
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1	1
Additional paid-in capital		205,959	214,166
Retained earnings		—	9,690
Accumulated other comprehensive income, net of deferred taxes of $1,803 in 2003, and $(1,418) in 2002		2,949	(2,302)
Total stockholder's equity		208,909	221,555
Total liabilities and stockholder's equity	$	266,993	272,436

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Operations

Years ended December 31, 2003 and 2002

(In thousands)

		2003	2002
Revenue (note 6):			
Underwriting and distribution fees	$	142,537	152,764
Investment and other revenue		1,986	2,258
Total revenue		144,523	155,022
Expenses:			
Underwriting and distribution		146,489	157,677
Compensation and related costs		8,271	7,197
Equity compensation		5,503	—
General and administrative		25,995	9,843
Depreciation		2,466	2,423
Impairment of investment securities		—	3,608
Total expenses		188,724	180,748
Loss before income taxes and equity in income of subsidiaries		(44,201)	(25,726)
Income taxes (note 9)		(14,872)	(9,825)
Loss before equity in income of subsidiaries		(29,329)	(15,901)
Equity in income of subsidiaries (note 7)		106,878	121,091
Net income	$	77,549	105,190

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Notes receivable for stock loans	Accumulated other comprehensive gain/(loss)	Total stockholder's equity
	Shares	Amount					
Balance at December 31, 2001	1,000	$ 1	155,495	—	—	(1,928)	153,568
Net income	—	—	—	105,190	—	—	105,190
Issuance of restricted shares of parent	—	—	4,675	—	—	—	4,675
Contribution from parent	—	—	45,500	—	—	—	45,500
Dividends to parent	—	—	—	(95,500)	—	—	(95,500)
Transfer of investments from parent	—	—	4,783	—	—	(133)	4,650
Tax benefit from equity awards	—	—	3,713	—	—	—	3,713
Unrealized loss on investment securities	—	—	—	—	—	(1,531)	(1,531)
Reclassification for amounts included in net income	—	—	—	—	—	3,650	3,650
Minimum pension liability adjustment	—	—	—	—	—	(2,360)	(2,360)
Balance at December 31, 2002	1,000	1	214,166	9,690	—	(2,302)	221,555
Net income	—	—	—	77,549	—	—	77,549
Issuance of restricted shares of parent	—	—	32,542	—	—	—	32,542
Contribution from parent	—	—	39,498	—	—	—	39,498
Dividends to parent	—	—	—	(87,239)	—	—	(87,239)
Return of capital to parent	—	—	(84,484)	—	—	—	(84,484)
Tax benefit from equity awards	—	—	4,237	—	—	—	4,237
Unrealized gain on investment securities	—	—	—	—	—	2,891	2,891
Minimum pension liability adjustment	—	—	—	—	—	2,360	2,360
Balance at December 31, 2003	1,000	$ 1	205,959	—	—	2,949	208,909

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Comprehensive Income

Years ended December 31, 2003 and 2002

(In thousands)

		2003	2002
Net income	$	77,549	105,190
Other comprehensive income:			
Minimum pension liability adjustment during the period, net of income taxes of $1,446 and $(1,446) in 2003 and 2002, respectively		2,360	(2,360)
Net unrealized appreciation of investments during the period, net of income taxes of $1,774 and $1,220 in 2003 and 2002, respectively		2,891	1,986
		5,251	(374)
Comprehensive income	$	82,800	104,816

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)
Statements of Cash Flows
Years ended December 31, 2003 and 2002
(In thousands)

		2003	2002
Cash flows from operating activities:			
Net income	$	77,549	105,190
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization		3,599	2,745
Recognition of stock compensation		5,448	—
Write-down of investment securities		—	3,608
Loss on sale and retirement of property and equipment		34	103
Capital gains and dividends reinvested		(180)	(137)
Deferred income taxes		(1,141)	455
Equity in income of subsidiaries		(106,878)	(121,091)
Transfer of liability to parent		12,498	—
Changes in assets and liabilities:			
Receivables from funds		(398)	711
Other receivables		(3,736)	(3,861)
Due to/from affiliates		(1,447)	(638)
Prepaid expenses and other assets		(4,954)	(1,518)
Transfer of deferred acquisition costs		728	—
Accounts payable		8,722	(5,515)
Other liabilities		(158)	(3,397)
Net cash used in operating activities		(10,314)	(23,345)
Cash flows from investing activities:			
Dividends received from subsidiaries		102,110	115,800
Additions to investment securities		(2,723)	(21,884)
Proceeds from sales of investment securities		2,143	815
Additions to property and equipment		(898)	(1,620)
Proceeds from sale of property and equipment		15	14
Appeal bond deposit		62,500	(62,500)
Net cash provided by investing activities		163,147	30,625
Cash flows from financing activities:			
Dividends paid		(68,518)	(95,500)
Return of capital to parent		(84,484)	—
Contribution from parent		27,000	45,500
Contribution to subsidiary		(20,000)	—
Net cash used in financing activities		(146,002)	(50,000)
Net increase (decrease) in cash and cash equivalents		6,831	(42,720)
Cash and cash equivalents at beginning of year		31,240	73,960
Cash and cash equivalents at end of year	$	38,071	31,240
Supplemental disclosures for cash flow information:			
Cash received for income taxes	$	8,160	9,190
Noncash issuance of restricted shares of parent		10,430	4,675
Noncash transfer of investments from parent		—	4,783
Noncash settlement of taxes with parent		18,721	—

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)
Notes to Financial Statements
December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

Basis for Financial Statement Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Waddell & Reed, Inc., parent company only, (the Company) pursuant to Securities and Exchange Commission (SEC) Rule 17a-5. Investments in subsidiaries are recorded at the Company's equity in underlying net assets. Significant intercompany accounts and transactions with subsidiaries are disclosed in the financial statements or notes thereto. Certain amounts in prior years' financial statements have been reclassified for consistent presentation.

Ownership

Waddell & Reed, Inc. is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR). Consolidated financial statements of WDR are available.

Use of Estimates

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the financial statements and accompanying notes and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2003 and 2002 include amounts of $18,325,000 and $13,932,000, respectively, for the benefit of customers in compliance with securities industry regulations. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000. The Company also has an investment in a money market fund for which the Company is principal underwriter and investment advisor of $3,290,000 and $3,262,000 at December 31, 2003 and 2002, respectively.

As of December 31, 2002, the Company had cash deposited with the Circuit Court of Jefferson County, Alabama as an appeal bond in connection with our litigation with UILIC in the amount of $62.5 million that was included in "Prepaid expenses and other current assets". In June of 2003, the Company's $62.5 million appeal bond deposit plus $0.9 million in accrued interest was returned to the Company (see note 14).

Disclosures About Fair Value of Financial Instruments

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(Continued)

Investment Securities and Investment in Affiliated Mutual Funds

The Company's investments are composed of U.S., state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investments with maturities of less than one year are considered to be short-term. All investments are classified as available-for-sale. As a result, these investments are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. Realized gains and losses are computed using the specific identification method for investment securities other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

The Company's investments are reviewed and adjusted for other than temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is recognized as a charge to net income and a new cost basis is established for the security.

Comprehensive Income

Comprehensive income consists of net income, unrealized gains (losses) on available-for-sale securities, and a minimum pension liability adjustment and is presented in a separate statement of comprehensive income.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs are expensed as incurred. Improvements are capitalized. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures and data processing equipment, three to ten years for equipment and machinery, and up to fifteen years for leasehold improvements.

Goodwill

Goodwill and intangible assets primarily represent the excess of purchase price over the fair value of net underlying tangible assets acquired using purchase accounting. In June 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141) and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the purchase method of accounting for all acquisitions. It also specifies the types of acquired intangible assets that require recognition and reporting separately from that of goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions in the statement. We have adopted the provisions of SFAS 141 and SFAS 142 for acquisitions occurring on or after July 1, 2001. With respect to transactions occurring prior to July 1, 2001, we adopted SFAS 141 and SFAS 142 January 1, 2002. On the date we adopted SFAS 142, we performed an evaluation of our goodwill that was acquired in prior business combinations to identify intangible assets that require recognition and reporting apart from goodwill and concluded that we have no separately identifiable intangible assets requiring recognition apart from that of goodwill. There was no impairment upon the initial adoption of SFAS 142.

(Continued)

In accordance with the guidelines set forth under SFAS 142, goodwill and indefinite-life intangible assets are tested annually or more frequently, if circumstances exist that an asset may be impaired. An evaluation was performed as of June 30, 2003 (annual test), incorporating discounted cash flow techniques to measure both the fair value and the carrying value of each of the Company's reporting units. As a result of these analyses, it was determined that no impairment of goodwill or intangibles existed because the fair value of each business unit exceeded its carrying value.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, which are paid to financial advisors in connection with the sale of certain shares of the Waddell & Reed Advisors Funds (Advisors Funds) and certain shares of the Ivy Fund portfolios (Ivy Funds). The deferred costs associated with the sale of Advisors Funds Class B shares and Ivy Funds Class B shares are amortized on a straight-line basis over the life of the shareholders investments not to exceed five years. The deferred costs associated with the sale of Advisors Funds Class C shares and the Ivy Funds Class C shares are amortized on a straight-line basis over twelve months. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Ivy Funds and the Advisors Funds Class B and C shares, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods.

On June 16, 2003, several of the W&R Funds merged with comparable Ivy Fund portfolios. All funds in the W&R Funds family operate post merger as a single new fund family under the Ivy Funds brand. Effective with the merger, the Company ceased to earn 12b-1 distribution fees and contingent deferred sales charges on the previous W&R Funds. Deferred costs associated with the W&R Funds were sold to an affiliate at the remaining unamortized cost.

Revenue Recognition

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. We also recognize distribution revenues monthly on certain types of investment products, generally calculated based upon average daily net assets under management.

Advertising

The Company expenses all advertising and promotion costs as incurred. The Company has agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 pursuant to which distribution fees are collected from the Funds for distribution of mutual fund shares for costs such as advertising and commissions paid to broker-dealers. Under these agreements, which are approved or renewed on an annual basis by the Fund's board of directors/trustees, including a majority of the disinterested members of each Fund's board, we must engage in activities that are intended to result in the sale of mutual fund shares. Any fees collected and not spent for these purposes must be returned to the Funds. Advertising expense, net of 12b-1 reimbursements was $1,113,000 and $2,134,000 for the years ended December 31, 2003 and 2002, respectively.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, *Disclosure of Information About Financial*

(Continued)

Instruments with Off-balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of investments in U. S. government and agency securities, municipal securities, and affiliated money market and mutual funds and accounts receivable. Credit risk is believed to be minimal in that the U. S. government and agency securities are backed by the full faith and credit of the U. S. government, municipal securities are backed by the full taxing power of the issuing municipality or revenues from a specific project, and the affiliated mutual funds have substantial net assets.

Income Taxes

The Company files consolidated income tax returns with its parent, WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from equity awards were $4.2 million and $3.7 million for 2003 and 2002, respectively.

Litigation Contingencies

In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* we record an accrual for losses related to litigation at such time an unfavorable outcome becomes probable and the amount can be reasonably estimated. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. If no amount in the range is a better estimate than any other amount, the minimum amount of the range will be recorded. In addition, it is our policy to include legal costs that we expect to incur in connection with a loss contingency as part of the loss contingency charge. See Note 14 for additional discussion of our loss contingencies.

(2) Investments Securities

Investments at December 31, 2003 and 2002 are as follows (in thousands):

	2003			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Municipal bonds maturing:				
After one year but within five years	$ 2,070	58	—	2,128
After ten years	497	—	(25)	472
Corporate bonds maturing:				
Within one year	17,433	197	—	17,630
After one year but within five years	3,770	139	—	3,909
After ten years	2,351	—	(398)	1,953
United States Government-backed mortgage securities	362	40	—	402
Affiliated managed funds	28,064	5,313	(11)	33,366
	$ 54,547	5,747	(434)	59,860

	2002			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Municipal bonds maturing:				
Within one year	$ 1,595	—	—	1,595
After one year but within five years	2,347	99	—	2,446
After ten years	496	—	(40)	456
Corporate bonds maturing:				
After one year but within five years	21,619	559	—	22,178
After ten years	3,038	—	(454)	2,584
United States Government-backed mortgage securities	664	70	—	734
Affiliated managed funds	25,161	541	(895)	24,807
	$ 54,920	1,269	(1,389)	54,800

(Continued)

A summary of debt securities and mutual funds with market values below carrying values at December 31, 2003 is as follows:

	Less than 12 months		12 Months or longer		Total	
	Fair value	Unrealized (losses)	Fair value	Unrealized losses	Fair value	Unrealized losses
			(In thousands)			
Corporate bonds	$ —	—	1,953	(398)	1,953	(398)
Municipal bonds	—	—	471	(25)	471	(25)
Mutual funds	125	(11)	—	—	125	(11)
Total temporarily impaired securitie	$ 125	(11)	2,424	(423)	2,549	(434)

The Company assesses the carrying value of investments in debt and equity securities each quarter to determine whether an other than temporary decline in market value exists. The Company considers factors affecting the issuer, factors affecting the industry the issuer operates in, general market trends, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. As presented in the table above, the Company had one municipal security and one asset-backed security with market values below their carrying values at December 31, 2003. Both bonds have maturities that exceed ten years. Based upon our assessment of these bonds and our ability to hold these bonds until maturity, the Company determined that a write-down was not appropriate at this time.

During the third quarter of 2002, the Company recorded an impairment charge to earnings of $3.6 million, pre-tax, to reflect the other than temporary decline in value of certain holdings in affiliated mutual funds. Subsidiaries of the Company recorded a charge to earnings of $2.1 million, pre-tax, also related to the other than temporary decline in the value of certain holdings in affiliated mutual funds. The charge for subsidiaries is reflected in the Statement of Operations in "Equity in income of subsidiaries".

Our parent company, WDR, is contingently liable under a standby letter of credit in the amount of $36.0 million. As collateral for performance of obligations of the bank under the letter of credit, the Company has pledged a portion of its investment securities with a combined market value of $26.5 million at December 31, 2003. These securities are recorded in "Investment securities, available for sale" on the consolidated balance sheet. Subsidiaries of the Company have also pledged a portion of investment securities with a combined market value of $15.1 million. This standby letter of credit was issued in connection with a court appeal bond posted with the New York Supreme Court related to the Sawtelle arbitration award. The appeal bond was purchased in the form of a surety bond, the only available means to post an appeal bond in the State of New York. On January 28, 2004, the Supreme Court of the State of New York (the NY Supreme Court) reversed and vacated the $25 million punitive damages award in favor of a former financial advisor. This award had been previously reversed and vacated by the Appellate Division of the NY Supreme Court last year, and then reinstated by the NASD Panel on September 4, 2003. In addition, the NY Supreme Court ordered the appeal bond posted with the court in the amount of $28.7 million that was backed by the standby letter of credit and collateralized by our investment securities to be released.

(3) Sale-Leaseback of Real Estate

On March 7, 2001, the Company entered into a sale-leaseback arrangement, in which the Company sold its two home office buildings and the associated land to an unrelated third party and leased it back for a period of fifteen years. The leaseback has been accounted for as an operating lease. The net proceeds from this sale were $28,233,000 and resulted in a realized gain of approximately $1,288,000, which was deferred and is being amortized to income over the term of the operating lease. For the years ended December 31, 2003 and 2002, the Company and its subsidiaries recognized $80,000 and $91,000, respectively, of its deferred gain as a reduction of rent expense.

(4) Property and Equipment

A summary of property and equipment at December 31, 2003 and 2002 is as follows:

		2003	2002	Estimated useful lives
		(In thousands)		
Furniture and fixtures	$	15,039	15,412	3 – 15 years
Equipment and machinery		417	449	3 – 10 years
Data processing equipment		5,264	4,960	3 – 10 years
Property and equipment, at cost		20,720	20,821	
Less accumulated depreciation		9,609	8,093	
Property and equipment, net	$	11,111	12,728	

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $21,970,060 and $10,423,000, respectively, which was $16,209,000 and $5,054,000, respectively, in excess of its required net capital of $5,761,000 and $5,369,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 3.93 to 1 and 7.73 to 1 at December 31, 2003 and 2002, respectively. The difference between net capital and stockholder's equity is the nonallowable assets which are excluded from net capital. See schedule I for additional information regarding net capital.

(6) Transactions With Related Parties

The Company charges affiliated companies for telephone, accounting, legal, and other services. The Company received $737,000 and $737,000 for the years ended December 31, 2003 and 2002, respectively, for these services. In addition, the Company charges an affiliate for point of sale commissions and 12b-1 fees on sales of the affiliates mutual funds by the Company. During 2003, the Company recorded $6,083,000 in revenues for these charges. An affiliate charges the Company for data processing,

administration, fund account services, and services provided to licensed sales representatives. The charge to the Company for these expenses was $9,136,000 and $8,547,000 for the years ended December 31, 2003 and 2002, respectively.

The current amounts due from affiliates at December 31, 2003 and 2002 include non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2003 and 2002 include amounts due for administrative and other services. The amounts classified as income tax receivable at December 31, 2003 and 2002 include amounts due from affiliates for tax allocations.

(7) Investment in Affiliated Companies

At December 31, 2003 and 2002, the Company had the following equity interests in affiliates, all of which are 100% owned subsidiaries:

		2003	2002
		(In thousands)	
Waddell & Reed Services Company	$	36,251	19,019
Waddell & Reed Investment Management Company		56,605	20,119
Waddell & Reed Leasing, Inc.		1,496	1,600
Waddell & Reed Insurance Agencies		7	7
Fiduciary Trust Company of New Hampshire		3,288	3,195
Unicon Agency, Inc.		349	280
Waddell & Reed Distributors, Inc.		80	78
	$	98,076	44,298

The condensed combined statements of assets and liabilities of the Company's subsidiaries at December 31, 2003 and 2002, and the condensed combined statements of operations for the years ended December 31, 2003 and 2002, are presented as follows:

		2003	2002
		(In thousands)	
Assets:			
Cash	$	16,987	7,322
Receivables and prepaids		17,097	14,919
Investments		15,982	27,298
Deferred income taxes		—	1,507
Property and equipment, net		27,173	18,640
Goodwill & intangible assets		53,982	27,222
Deferred compensation		7,889	2,494
Prepaid pension costs		4,036	—
Other assets		57	872
		143,203	100,274
Liabilities:			
Other liabilities		21,246	13,892
Current income taxes		22,541	—
Deferred income taxes		1,340	42,084
		45,127	55,976
Company equity in net assets	$	98,076	44,298

		2003	2002
		(In thousands)	
Revenues	$	253,741	249,270
Expenses:			
Operating expenses		88,427	60,390
Impairment of investment securities		—	2,053
Income taxes		58,436	65,736
Total expenses		146,863	128,179
Company equity in net income	$	106,878	121,091

As of December 31, 2003, the change in accumulated other comprehensive income of affiliates included a minimum pension liability adjustment of $1,052,000 and an unrealized loss on the investment securities of affiliates of $344,000. Included in the change in accumulated other comprehensive income of affiliates is a minimum pension liability adjustment in the amount of $(1,052,000) and an unrealized gain on the investment securities of affiliates in the amount of $133,000 as of December 31, 2002.

(Continued)

(8) Goodwill & Identifiable Intangible Assets

As of December 31, 2003 and 2002, the carrying amount of goodwill of the Parent and of the subsidiaries was $8,242,000 and $27,222,000 respectively. As of December 31, 2003 and 2002, the fair value of identifiable intangible assets of the subsidiaries was $26,760,000 and $0, respectively. The identifiable intangible assets of the subsidiaries are considered indefinite life and not subject to amortization.

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The Company did not identify any intangible assets separate from goodwill.

In accordance with the guidelines set forth under SFAS 142, goodwill is tested annually or more frequently, if circumstances exist that an asset may be impaired. An evaluation was performed as of June 30, 2003 (annual test), incorporating discounted cash flow techniques to measure both the fair value and the carrying value of each of the Company's reporting units. As a result of these analyses, it was determined that no impairment of goodwill existed because the fair value of each business unit exceeded its carrying value.

(9) Income Taxes

The components of total income tax expense are as follows:

	2003	2002
	(In thousands)	
Currently payable:		
Federal	$ (9,052)	(9,064)
State	(343)	(1,216)
	(9,395)	(10,280)
Deferred taxes	(5,477)	455
	$ (14,872)	(9,825)

(Continued)

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2003 and 2002

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2003 and 2002 are as follows:

		2003	2002
		(In thousands)	
Deferred tax liabilities:			
Deferred selling costs	$	(1,097)	(2,220)
Fixed assets		(1,575)	(1,274)
Benefit plans		(1,984)	389
Other		(440)	(1,844)
Total gross deferred liabilities		(5,096)	(4,949)
Deferred tax assets:			
Minimum pension liability		—	801
Accrued expenses		1,005	1,706
Unrealized losses on investment securities		564	1,417
Other		379	48
Total gross deferred assets		1,948	3,972
Net deferred tax liabilities	$	(3,148)	(977)

A valuation allowance for deferred tax assets was not necessary at December 31, 2003 and 2002.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

	2003	2002
	(In thousands)	
Statutory federal income tax rate	(35.0)%	(35.0)%
State income taxes, net of federal tax benefits	(1.0)	(3.0)
Tax-exempt investments	(0.1)	(0.4)
Non-deductible legal costs	2.3	—
Other items	0.1	0.2
Effective income tax rate	(33.7)%	(38.2)%

(Continued)

(10) Pension Plan and Postretirement Benefits Other Than Pensions

WDR provides a noncontributory retirement plan that covers substantially all employees and certain vested former employees of Torchmark Corporation (our former parent company). Benefits payable under the plan are based on employee's years of service and compensation during the final ten years of employment. WDR also sponsors an unfunded defined benefit postretirement medical plan that covers substantially all employees including Waddell & Reed and Legend advisors. The plan is contributory with retiree contributions adjusted annually.

	Pension benefits		Other postretirement benefits	
	2003	2002	2003	2002
	(In thousands)			
Change in benefit obligation:				
Net benefit obligation at beginning of year	$ 62,266	52,368	4,738	1,791
Service cost	4,296	4,194	471	133
Interest cost	3,907	3,786	314	146
Plan amendments	3,545	—	—	623
Benefits and expenses paid	(2,142)	(3,044)	(328)	(244)
Actuarial (gain)/loss	(496)	4,962	224	2,200
Retiree contributions	—	—	90	89
Net benefit obligation at end of year	$ 71,376	62,266	5,509	4,738
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 44,090	41,433	—	—
Actual return on plan assets	7,963	(3,299)	—	—
Employer contributions	14,176	9,000	238	155
Retiree contributions	—	—	90	89
Benefits paid	(2,142)	(3,044)	(328)	(244)
Fair value of plan assets at end of year	$ 64,087	44,090	—	—
Funded status at end of year	$ (7,289)	(18,176)	(5,509)	(4,738)
Unrecognized transition obligation	78	83	—	—
Unrecognized prior service cost	5,456	2,347	305	328
Unrecognized net actuarial loss	13,346	18,138	2,680	2,599
Net asset (liability) recognized at end of year	$ 11,591	2,392	(2,524)	(1,811)

(Continued)

	Pension benefits 2003	Pension benefits 2002	Other postretirement benefits 2003	Other postretirement benefits 2002
	(In thousands)			
Amounts recognized in the statement of financial position:				
(Accrued)/Prepaid benefit cost	$ 11,591	(5,583)	(2,524)	(1,811)
Intangible asset	—	2,430	—	—
Accumulated other comprehensive income	—	5,545	—	—
Net asset (liability) recognized at end of year	$ 11,591	2,392	(2,524)	(1,811)
Increase/(decrease) in minimum liability included in other comprehensive income	(5,545)	5,545	—	—
Weighted average assumptions used to determine benefit obligation at December 31:				
Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	3.86%	3.75%	N/A	N/A

The accumulated benefit obligation for the defined benefit plan was $62.9 million and $49.6 million at December 31, 2003 and December 31, 2002, respectively.

WDR's pension plan asset allocation at December 31, 2003 and 2002 and our target allocation for 2004 are as follows:

	Target allocation January 1, 2004	Percentage of plan assets at December 31 2003	Percentage of plan assets at December 31 2002
Plan assets by category:			
Equity securities	60%	57%	43%
Debt securities	38%	38%	33%
Other	2%	5%	24%
Total	100%	100%	100%

WDR monitors its actual asset allocation at market value to ensure that it approximates its target allocation for each investment category. Equity security investments in WDR's pension plan assets do not include any Company stock. The Plan invests in equity securities of large capitalization companies, investment grade corporate and government bonds, and cash and cash equivalents. The portfolio is restricted from holding equity securities that exceed 5% of the cost of the Plan's total equity portfolio at time of purchase,

(Continued)

or exceed 5% of the outstanding shares of the issuing corporation. The duration of the fixed income component of the portfolio is not to exceed seven years. All the Plan's investments are denominated in U.S. dollars.

When establishing the expected long-term rate of return on assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.25% long-term rate of return on assets assumption.

	Pension benefits		Other postretirement benefits	
	2003	2002	2003	2002
	(In thousands)			
Components of net periodic benefit cost:				
Service cost	$ 4,296	4,194	471	133
Interest cost	3,907	3,786	314	146
Expected return on plan assets	(4,064)	(3,711)	—	—
Actuarial loss amortization	397	148	143	14
Prior service cost amortization	436	184	23	(28)
Transition obligation amortization	5	5	—	—
Net periodic benefit cost	$ 4,977	4,606	951	265
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:				
Discount rate	6.75%	7.25%	6.75%	7.75%
Expected return on plan assets	8.25%	9.25%	N/A	N/A
Rate of compensation increase	3.86%	3.75%	N/A	N/A

	Pension benefits	Postretirement benefits
	(In thousands)	
Cash contributions:		
2002	$ 9,000	155
2003	14,176	238

WDR's policy with respect to funding the qualified pension plan is to fund at least the minimum required by the Employee Retirement income Security Act of 1974, as amended and not more than the maximum amount deductible for tax purposes. All contributions made to the funded plan for 2002 and 2003 were voluntary. WDR anticipates that the 2004 contribution will be made from cash generated from operations in the range of $7 to $14 million.

(Continued)

All contributions to the other postretirement benefits are voluntary, as the postretirement plan is not funded, and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses, and WDR anticipates making the 2004 expected contribution with cash generated from operations. Contributions by participants to the postretirement plan were $90,000 and $89,000 for the years ending December 31, 2003 and 2002, respectively.

Postretirement benefits plan amendments were due to the addition of advisors (both Legend retirement advisors and Waddell & Reed Advisors which were previously not eligible to participate in the plan). The plan amendment to the pension plan was due to a change in the mortality table used for valuing lump sum benefit payments.

For measurement purposes, the health care cost trend rate was 11% for 2003 and 2002. The health care cost trend rate scale decreases from 11% to 5% over the next 6 years to reflect anticipated increases in health care costs. The effect of a 1% annual increase in assumed cost trend rates would increase the December 31, 2003 accumulated postretirement benefit obligation by approximately $558,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2003 by approximately $113,000. The effect of a 1% annual decrease in assumed cost trend rates would decrease the December 31, 2003 accumulated postretirement benefit obligation by approximately $489,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2003 by approximately $97,000.

Separate amounts for the parent company only are not available, and therefore the above information is presented for all companies participating in the Plan, not just the Parent company.

Pension expenses for the Company were $2,883,000 and $787,000 for the years ended December 31, 2003 and 2002, respectively. This expense was allocated to the Company based on its pension benefit obligation to the total pension benefit obligation of all the participating companies.

(11) Savings and Investment Plan

WDR sponsors a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the years ended December 31, 2003 and 2002 were $1,332,000 and $1,565,000, respectively.

(12) Deferred Compensation

WDR contributes shares of its restricted stock to the Company, which in turn are granted to certain key personnel of the Company in lieu of stock options under its stock incentive plans. These shares have no purchase price and vest over four years. All unvested restricted shares may be forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends. When restricted shares are granted, the Company records deferred compensation based on the fair market value of the restricted shares on the grant date. Deferred compensation is included in other assets and will be expensed over a four-year vesting period. As of December 31, 2003, a total of 218,577 shares of unvested restricted stock were outstanding. For the year ended December 31, 2003, the Company

recorded equity compensation expense totaling $864,000 related to the amortization of restricted stock, and $4.6 million of equity compensation expense related to the tender offer.

(13) Rental Expense and Lease Commitments

The Company leases home office space, sales, and other office space under long-term operating leases. Rent expense for the years ended December 31, 2003 and 2002 was $13,001,000 and $12,806,000, respectively. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

Years ending December 31:		
2004	$	12,883
2005		9,629
2006		6,446
2007		3,907
2008		3,300
Thereafter		18,997
	$	55,162

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2003.

(14) Contingencies

The Company is involved from time to time in various legal proceedings and claims incident to the normal conduct of business. On October 28, 2003 WDR announced that it was recording a charge of $32.0 million ($21.5 million net of tax) to recognize liabilities for estimated damages and legal costs for both the third quarter of 2003 and future legal costs in connection with the United Investors Life Insurance Company (UILIC) litigation, the NASD's sales practice exam, and ongoing disputes with former sales personnel in the Company's advisor channel, of which $18.1 million ($12.5 million, net of tax) is recorded as a charge in these 2003 financial statements of the Company. In addition to legal costs incurred in the third quarter of 2003, this charge included estimated damages and future legal costs assuming these matters are resolved in a manner that is unfavorable after exhausting all reasonable legal remedies. As an estimate, it is possible that the ultimate amount of damages and legal costs could be higher or lower than the Company's recorded liability. As a result, any changes could have a material effect on the results of operations in a particular year as the Company evaluates this liability in future periods.

Alabama Proceedings

As previously disclosed, the Company has been in litigation with UILIC in the Circuit Court of Jefferson County, Alabama (CV-002720) over the terms of a disputed compensation agreement executed in July 1999 by UILIC and the Company (the Letter Agreement) and the Company's customers' replacement of UILIC variable annuity policies with Nationwide variable annuity policies. More specifically, UILIC sought the return of all compensation pursuant to the Letter Agreement on all UILIC variable annuity policy assets under management sold by the Company's financial advisors and also sought damages

against the Company for various causes of action including, among others, conversion, fraud, and tortious interference regarding the exchange of the variable annuity policies.

On March 19, 2002, after the conclusion of a five-week trial, the jury in this case found for UILIC, awarding compensatory damages of $50 million. Jurors rejected UILIC's demand for punitive damages and the Company's demands for counterclaim damages. The jury did not allocate the compensatory damages between the two major causes of action—tortious interference and validity of the contract.

On June 25, 2002, the Court entered an order denying the Company's post-trial motions regarding the jury verdict, including the Company's motions to disregard it and for a new trial. In addition, the Court found that there was not a binding agreement between the companies regarding variable annuity basis point compensation pursuant to the Letter Agreement. Finally, the Court ruled in favor of the Company in denying a request by UILIC for an injunction preventing the replacement of UILIC variable annuity policies with Nationwide variable annuity policies by our customers.

On July 24, 2002 the Company filed its Notice of Appeal with the Alabama Supreme Court. The Notice of Appeal requested an appellate review of the jury's verdict and the finding of the Court regarding the Letter Agreement, including its previous ruling on basis point compensation that became effective on April 30, 2001. Oral arguments were heard on February 19, 2003. On April 18, 2003 the Alabama Supreme Court, in a 7-1 opinion, reversed the entire $50 million jury verdict. In its opinion, the Court found that UILIC's claims regarding the replacement of the variable annuity policies, namely, tortious interference, fraudulent suppression and promissory fraud were improperly submitted to the jury and that the trial court should have entered a judgment as a matter of law for the Company on these claims. As a result, these claims will not be remanded back to the trial court for retrial and any claims that UILIC has regarding the loss of its annuity business in this case have been extinguished.

Separately, the remaining claims, namely breach of contract, conversion, and fraudulent suppression (regarding the development of a new product pursuant to the Letter Agreement) were remanded back to the trial court for a new trial. UILIC has stated that it will again seek punitive damages on the remaining claims. UILIC was unsuccessful in the first trial on its claim for punitive damages.

On July 3, 2003, in response to UILIC's Motion for Rehearing, the Alabama Supreme Court amended its original opinion and upheld the trial court's denial of our counterclaims against UILIC and upheld the trial court's ruling that the Letter Agreement in dispute was not a binding contract. As it now stands, the practical effect is that at retrial, the Company is precluded from pursuing its own counterclaims against UILIC for fraud, breach of contract and unjust enrichment and is precluded from seeking the reinstatement of the basis point compensation bargained for in the compensation agreement on all UILIC variable annuity policy assets under management sold by the Company's financial advisors. The remainder of the Alabama Supreme Court's initial opinion issued on April 18, 2003 remained unchanged. On July 17, 2003 the Company filed a Motion for Rehearing with the Alabama Supreme Court regarding its decision on the Letter Agreement. On September 5, 2003 the Alabama Supreme Court declined to reverse or modify its decision regarding declaratory judgment on the Letter Agreement. Consequently, the Company has returned to UILIC all basis point compensation collected by the Company pursuant to the Letter Agreement plus accrued interest. This amount was approximately $12.8 million, which was part of the

third quarter 2003 charge described above. The retrial on the remaining claims is currently set for March 1, 2004.

California Proceedings

In October 2001, UILIC sued the Company and its California financial advisors (collectively, the W&R Defendants) in the California Superior Court in and for the County of Los Angeles (hereafter, State Court) (BC25943). UILIC's complaint was based upon California Business and Professions Code Section 17200 et seq., and sought restitution of amounts received, an accounting, and the imposition of a constructive trust. In addition, as in the Alabama suit, UILIC also requested an injunction essentially preventing the replacement of UILIC variable annuity policies with Nationwide variable annuity policies by the Company's customers. In its pleadings, UILIC claimed that it is not seeking damages, restitution, or any remedy on its own behalf, but that the claim was brought on behalf of the general public and those persons who either currently own or previously owned variable annuity policies sold by the W&R Defendants. Specifically, UILIC claimed that the W&R Defendants violated California's Unfair Business Practices Act by replacing existing UILIC variable annuity contracts with variable annuity contracts issued by Nationwide, purportedly failing to conduct proper suitability analyses, making material misrepresentations, withholding material information about the Nationwide variable annuity contracts, and refusing to service existing UILIC variable annuity contracts.

On November 9, 2001, the W&R Defendants removed the action to the United States District Court for the Central District of California (hereafter, Federal Court) (CV 01-09684 TJH). Thereafter, the W&R Defendants filed a motion to dismiss UILIC's complaint on the grounds that it is preempted by the Securities Litigation Uniform Standards Act of 1998 (SLUSA). SLUSA requires the dismissal of a covered state law class action that alleges an untrue, manipulative, or deceptive statement or omission in connection with the purchase or sale of a covered security. In July 2002, the Federal Court issued a one page minute order, without opinion, denying the motion to dismiss and, on its own motion, remanding the case back to State Court. Later that month, the W&R Defendants filed a Notice of Appeal with the United States Court of Appeals for the Ninth Circuit (the Ninth Circuit) from the Federal Court's Order. On February 23, 2004, the Ninth Circuit refused to exercise jurisdiction over the case, effectively remanding the case back to state court. The Company is still evaluating its options on how best to proceed in seeking to have the case dismissed.

Arbitration

Former Financial Advisor

As previously disclosed, a NASD Dispute Resolution Arbitration Panel (the Panel) entered an award of $27.6 million against the Company on August 7, 2001 (97-03642). The award was made upon the conclusion of an arbitration proceeding conducted in New York arising from a complaint by Stephen Sawtelle, a former Company financial advisor. In the arbitration, this advisor claimed that following his termination on February 10, 1997, the Company engaged in conduct that tortiously interfered with his prospective business relations and violated provisions of the Connecticut Unfair Trade Practices Act (CUTPA). The Panel found the Company liable and directed payment of approximately $1.8 million in compensatory damages, plus attorneys fees of $747,000. It also held that the Company had violated CUTPA and ordered the payment of punitive damages in the amount of $25.0 million. On August 8, 2001,

the former advisor filed a petition with the Supreme Court of the State of New York, County of New York, seeking to confirm the award (115056/01). Shortly thereafter, the Company filed a motion to have the award vacated or modified.

On or about June 3, 2002, the New York Supreme Court reduced the compensatory damage and attorneys fee award from \$2.5 million to \$1.8 million and confirmed the original punitive damage award of \$25.0 million. The judgment was stayed with the posting of an appeal bond with the Court in the amount of \$28.7 million backed by a letter of credit in the amount of \$36 million, which in turn is collateralized by \$44.5 million in investment securities.

During the third quarter of 2002, the Company recorded a \$2.0 million charge to general and administrative expense for the estimated cost of the payment of the compensatory damage and attorneys fees portion of the award.

On February 11, 2003, the Appellate Division of the New York Supreme Court vacated the Panel's punitive damage award of \$25.0 million and remanded the matter back to the Panel for reconsideration of the issue of punitive damages. The Court upheld the lower court's previous rulings on compensatory damages and attorneys' fees. The Company satisfied the outstanding judgment on these awards on February 25, 2003. On March 4, 2003, Mr. Sawtelle filed a Motion for Permission to Appeal the Appellate Division's February 11, 2003 order to the New York Court of Appeals. On March 5, 2003, Mr. Sawtelle petitioned the Panel for reconsideration of the issue of punitive damages. On May 13, 2003, the Panel heard arguments from both sides regarding the issue of punitive damages. On June 13, 2003, Mr. Sawtelle's Motion for Permission to Appeal was denied. On September 4, 2003 the Panel reinstated the \$25 million dollar punitive damage award.

On January 28, 2004, the New York Supreme Court reversed and vacated the \$25 million punitive damages award. In addition, the Court ordered the appeal bond posted with the court in the amount of \$28.7 million backed by a letter of credit in the amount of \$36 million, which in turn was collateralized by \$44.5 million in investment securities to be released. Finally, the Court remanded the punitive damages question back to a new NASD panel for redetermination of the punitive damage award, if any. Pursuant to the NASD arbitration procedure rules, this new NASD panel will be selected by both parties. Both parties will be able to argue their case for or against punitive damages based on the underlying factual record and findings established by the original panel. However, the Company is hopeful that the new panel will follow the legal reasoning regarding the limits of punitive damages established by the Appellate Division of the New York Supreme Court when it originally vacated the punitive damages award on February 11, 2003.

On February 3, 2004 the New York Supreme Court denied Mr. Sawtelle's motion for reconsideration of the January 28, 2004 ruling.

Washington Square Matter

The Company is a claimant before an NASD Dispute Resolution Arbitration Panel (the Panel) against Respondents Washington Square Securities, Inc., four former managers of the Company and Capital Financial Planning, LLC (CFP), a company formed by the former managers. The arbitration (No. 03-2806) relates to (i) Respondents' alleged raiding of the Company's offices in Albany and Melville, New York and Hartford and North Haven, Connecticut, by which Respondents recruited away more than 40 of the

Company's financial advisors and employees; and (ii) Respondents' alleged misappropriation of the Company's confidential and proprietary information. The Company has alleged various causes of action against Respondents, including breach of contract, breach of the fiduciary duty of loyalty, tortious interference with contractual relations, tortious interference with prospective economic advantage, unfair competition, breach of the covenant of good faith and fair dealing, conversion, replevin, misappropriation of proprietary business information, misappropriation of trade secrets, civil conspiracy, and violations of the Kansas Trade Secrets Act. The Company's Amended Statement of Claim seeks compensatory and punitive damages, as well as injunctive relief, costs, and attorneys' fees. The Company's actual losses still are being assessed. The Respondents also have asserted counterclaims against the Company. They have alleged tortious interference with prospective economic advantage, based on the Company's alleged efforts to reacquire customers who transferred accounts to CFP; and wrongful injunction and abuse of process, based on the Company's efforts to seek injunctive relief in state court. Respondents seek compensatory and punitive damages, as well as attorneys' fees and costs. The arbitration commenced on February 3, 2004. Thirty-nine hearing dates are scheduled between February 3, 2004 and October 1, 2004.

NASD

As previously disclosed, the Company received notification from the staff of the Enforcement Department of NASD Regulation (NASD) indicating that the staff was considering recommending the NASD bring an action against the Company and certain of its current and former officers alleging possible violations of NASD rules and regulations relating to the exchange of certain UILIC variable annuity policies for Nationwide variable annuity policies from January 2001 through August 2002. These alleged violations included questioning the suitability of certain of these exchanges and the adequacy of the Company's supervisory systems in place at the time of these exchanges. This notification stems from a sales practice exam initiated by the NASD in April 2001 following the introduction of Nationwide products into the W&R system and the termination by UILIC of its distribution agreements with the Company.

On January 14, 2004 the NASD commenced an enforcement action against the Company, one of its current officers and one of its retired officers relating to variable annuity exchanges (Disciplinary Proceeding No. CAF040002). In the complaint, the NASD has charged the Company with suitability and supervisory violations as well as a single books and records violation. The NASD is seeking an order imposing sanctions, including but not limited to disgorgement of the commissions generated on the exchanges, restitution of the loss to customers.

The Company strenuously denies the NASD's allegations and plans to vigorously defend its sales practices and compliance procedures.

In its complaint, the NASD claims that the Company recommended that its clients exchange 6,700 variable annuity policies for new policies from January 1, 2001 through August 30, 2002, without having a reasonable basis for concluding that the transactions were suitable, and that approximately 1,400 of the clients "were likely to lose money" from the exchanges according to its "quantitative analysis." The NASD complaint asserts that the 6,700 exchanges generated more than $37 million in commission to the Company and costs its customers approximately $9.8 million in surrender charges.

The Company believes that the NASD's complaint is factually and legally inaccurate in numerous respects, and the exchanges from older policies that lacked the beneficial features of variable annuity contracts available in the marketplace today into newly designed, state-of-the-art policies that became available to the Company's financial advisors at the beginning of 2001 provided tremendous value to its clients and were suitable for their individual financial needs. The Company strenuously denies the NASD's allegations and believes that it took steps throughout the period at issue to comply with all existing applicable regulations and guidance.

On February 12, 2004, the Company submitted an answer and requested a hearing. At the hearing, Waddell & Reed will be afforded an opportunity to present evidence supporting the propriety of its actions to a hearing panel of industry representatives. After the conclusion of the hearing, the NASD and Waddell & Reed have the right to appeal the decision of the hearing panel to the National Adjudicatory Council. National Adjudicatory Council decisions may be appealed to the Securities and Exchange Commission and then to the federal courts.

Other

During the third quarter of 2003, the Company received a subpoena from the New York Attorney General's office requesting information in regard to its investigation of late trading and market-timing transactions within the mutual fund industry. In addition, the Company also received requests for information from the Securities and Exchange Commission (SEC). The Company is cooperating fully with the Attorney General's and SEC inquiries.

(Continued)

Schedule I

WADDELL & REED, INC.
(Parent Company Only)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2003

(In thousands)

Total stockholder's equity per balance sheet	$	208,909
Additions to capital – long-term deferred tax adjustment		8,023
Arbitration award, net of tax		(16,440)
Total stockholder's equity for computation of net capital		200,492
Nonallowable assets		(172,673)
Haircuts on securities		(5,849)
Net capital		21,970
Minimum net capital requirements		5,761
Excess of net capital over minimum net capital requirements	$	16,209
Aggregate indebtedness	$	86,410
Ratio: aggregate indebtedness to net capital		3.93 to 1

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

The Company has elected to include the arbitration award (note 14) in the above net capital calculation. This award is not required to be included in the GAAP financial statements.

See accompanying independent auditors' report.

Schedule II

WADDELL & REED, INC.
(Parent Company Only)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2003 for which instructions to reduce to possession or control had been issued as of December 31, 2003, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

WADDELL & REED, INC.

(Parent Company Only)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC.
(Parent Company Only)

Reconciliation of Total Assets Included in the December 31, 2003
Audited Financial Statements and Total Assets Included in the

Unaudited 2003 Focus Report

(In thousands)

Total assets per the 2003 Focus Report	$	286,903
Reclassifications/adjustments		(19,910)
Total assets per the December 31, 2003 audited financial statements	$	266,993

See accompanying independent auditors' report.

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audits of the financial statements of Waddell& Reed, Inc. (the Company) for the years ended December 31, 2003 and 2002, we considered internal control including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
March 1, 2004